Exhibit (d)(6)

LIMITED GUARANTEE

Limited Guarantee, dated as of April 16, 2019 (this “Limited Guarantee”), by each of the parties listed on Exhibit A attached hereto (each, a “Guarantor” and collectively, the “Guarantors”), in favor of Smart & Final Stores, Inc., a Delaware corporation (the “Guaranteed Party”).  Reference is hereby made to the Agreement and Plan of Merger, dated April 16, 2019 (the “Merger Agreement”), by and among the Guaranteed Party, First Street Parent, Inc., a Delaware corporation (“Parent”), and First Street Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Purchaser”).  Capitalized terms used in this Limited Guarantee but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1.                                      Limited Guarantee.  To induce the Guaranteed Party to enter into the Merger Agreement, each Guarantor absolutely, irrevocably and unconditionally guarantees, as primary obligor and not merely as surety, severally and not jointly and not jointly and severally, to the Guaranteed Party, on the terms and subject to the conditions set forth in this Limited Guarantee, the payment and performance of Parent’s payment obligation of: (a) the Parent Termination Fee pursuant to and in accordance with Section 8.3(c) of the Merger Agreement; (b) the Reimbursement and Indemnification Obligations pursuant to and in accordance with Section 6.11(h) of the Merger Agreement; (c) the Enforcement Expenses pursuant to and in accordance with Section 8.3(f) of the Merger Agreement; (d) the Guaranteed Party’s reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred in connection with a Legal Proceeding which results in a judgement against the Guarantors for enforcing this Limited Guarantee (the “Guarantee Expenses”); (e) Parent’s or Purchaser’s liability for Fraud under the Merger Agreement; and (f) fees, costs and expenses required to be paid by Parent or Purchaser and, after the Closing, the Surviving Corporation in connection with the Transactions (clauses (a) through (f), collectively, the “Guaranteed Obligations”) arising under, or in connection with and on the terms and subject to the conditions set forth in the Merger Agreement.  Each Guarantor’s guarantee of the Guaranteed Obligations shall be in an amount equal to the percentage of the Maximum Amount (as defined below) set forth opposite such Guarantor’s name on Exhibit A hereto (such amount with respect to each Guarantor is such Guarantor’s “Maximum Guarantor Amount”).  Notwithstanding anything to the contrary set forth herein:  (i) the maximum liability of each Guarantor shall not exceed the Maximum Guarantor Amount; (ii) the maximum aggregate liability of the Guarantors shall not exceed the Maximum Amount; and (iii) this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Amount and each Maximum Guarantor Amount.  Except with respect to an Excluded Claim, the Guaranteed Party agrees that: (A) the Guarantors shall in no event be required to pay to any Person in the aggregate more than the Maximum Amount under, or in respect of, or in connection with the Merger Agreement, the Equity Financing Commitment or this Limited Guarantee; (B) each Guarantor shall in no event be required to pay to any Person in the aggregate more than the Maximum Guarantor Amount under, or in respect of, or in connection with the Merger Agreement, the Equity Financing Commitment or this Limited Guarantee; and (C) each Guarantor shall not have any obligation or liability to any Person under this Limited Guarantee other than as expressly set forth herein.  “Excluded Claim” means a claim to enforce a Person’s funding obligations under the Equity Financing Commitment, including as a result of the exercise of the Guaranteed Party of its rights to specific performance.  The “Maximum Amount” shall mean $32,500,000 less all amounts paid by or on behalf of Parent with respect to the Guaranteed Obligations.  In no event will anything in the Limited Guarantee limit any Guarantor’s obligations under the Equity Financing Commitment.

2.                                      Terms of Limited Guarantee.

(a)                                 This Limited Guarantee is one of payment and performance, not collection.  A separate action or actions may be brought and prosecuted against the Guarantors to enforce the Limited Guarantee, irrespective of whether any action is brought against Parent, Purchaser or any other Person or whether Parent, Purchaser or any other Person is joined in any such action or actions (subject in all cases, other than an Excluded Claim, to the Maximum Amount and each Maximum Guarantor Amount).  Each Guarantor reserves the right to assert any and all defenses which Parent or Purchaser may have to payment of the Guaranteed Obligations under the Merger Agreement. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantors, (i) extend the time of payment of any of the Guaranteed Obligations, or (ii) make any agreement with Parent or Purchaser for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, in each case, without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee.

(b)                                 To the fullest extent permitted under applicable Law, the liability of the Guarantors under this Limited Guarantee shall be absolute, irrevocable and unconditional irrespective of:

(i)                                     any change in the corporate existence, structure or ownership of Parent, Purchaser or any Guarantor or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of any of the foregoing or affecting any of their respective assets;

(ii)                                  any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii)                               the existence of any claim, set-off or other right that any or all of the Guarantors may have at any time against Parent or Purchaser whether in connection with any Guaranteed Obligation or otherwise;

(iv)                              any action or inaction on the part of the Guaranteed Party, including, without limitation, the absence of any attempt to assert, or any delay in asserting, any claim or demand or to enforce any right or remedy against Parent or Purchaser or collect the Guaranteed Obligations from Parent or any of the Guarantors;

(v)                                 any release, waiver, forbearance or discharge, in whole or in part, of any obligation of Parent or Purchaser contained in the Merger Agreement (other than expressly with respect to any of the Guaranteed Obligations);

(vi)                              the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations; or

(vii)                           any other occurrence, circumstance, act or omission that may in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than as a result of indefeasible payment in full of the Guaranteed Obligations in accordance with their terms or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent and Purchaser under the Merger Agreement).

(c)                                  To the fullest extent permitted by law, the Guarantors expressly waive any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Guaranteed Party.  The Guarantors waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. The Guarantors expressly waive promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent in accordance with Section 9.9 of the Merger Agreement). The Guarantors also expressly waive: (i) all defenses which may be available by virtue of any stay, moratorium law or other similar law now or hereafter in effect; (ii) any right to require the marshalling of assets of Parent, Purchaser or any other Person interested in the transactions contemplated by the Merger Agreement; and (iii) all suretyship defenses generally (other than indefeasible payment in full of the Guaranteed Obligations in accordance with their terms or defenses to the payment of the Guaranteed Obligations that are available to Parent or Purchaser under the Merger Agreement). Each Guarantor unconditionally and irrevocably agrees that it shall not and shall cause its Affiliates not to, directly or indirectly, institute any proceeding or make any claim asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.  The Guarantors acknowledge that they will receive substantial direct and indirect benefits from consummation of the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits and after the advice of counsel. When pursuing its rights and remedies under this Limited Guarantee against any Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent, Purchaser or any other Person for the Guaranteed Obligations or any right of offset with respect thereto. Any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent, Purchaser or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent, Purchaser or any such other Person or any right of offset, in each case, shall not relieve any Guarantor of any liability under this Limited Guarantee, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

(d)                                 The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Purchaser becomes subject to a bankruptcy, reorganization or similar proceeding.  The failure of the Guaranteed Party to so file any claim shall not affect the Guarantor’s obligations under this Limited Guarantee. If any payment to the Guaranteed Party in respect of any Guaranteed Obligation hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable under this Limited Guarantee with respect to the Guaranteed Obligation as if such payment had not been made.

3.                                      Sole Remedies.  The Guaranteed Party acknowledges and agrees that the sole cash asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless and until the Offer Acceptance Time.  The Guaranteed Party further agrees that it has and shall have no right of recovery against any of the Guarantors, any former, current or future, direct or indirect director, manager, officer, employee, agent, financing source or Affiliate of any of the Guarantors, any former, current or future, direct or indirect holder of any equity interests or securities of any of the Guarantors (whether such holder is a limited or general partner, manager, member, stockholder, securityholder or otherwise), any former, current or future assignee of any of the Guarantors, any former, current or future director, officer, employee, agent, financing source, general or limited partner, manager, management company, member, stockholder, securityholder, Affiliate, controlling Person or representative or assignee of any of the foregoing, or any former, current or future heir, executor, administrator, trustee, successor or assign of any of the foregoing other than Parent, Purchaser or their successors and assignees under the Merger Agreement (any such person or entity, other than the undersigned, or Parent, Purchaser or their successors and assignees under the Merger Agreement, a “Related Person”), through Parent, Purchaser or otherwise.  The Guaranteed Party acknowledges and agrees that the limitation set forth in the preceding sentence applies without regard to whether any claim is asserted by attempting to pierce the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent or Purchaser against any of the Guarantors or any Related Person of any Guarantor, or otherwise. The foregoing limitation shall not apply, however, to: (a) rights and claims against any counterparty to the Confidentiality Agreement (or a joinder thereto); (b) rights and claims against Parent or Purchaser under or relating to the Merger Agreement (including in respect of Fraud); or (c) rights and claims against the Guarantors and their successors and assigns (i) under this Limited Guarantee and pursuant to the terms and subject to the conditions of this Limited Guarantee, (ii) to (A) an injunction or injunctions, specific performance or other equitable remedies to prevent breaches of the Equity Financing Commitment or to enforce specifically the terms and provisions of the Equity Financing Commitment pursuant to, and subject to the limitations, thereof and Section 9.5(c) of the Merger Agreement and or (B) to enforce the Guaranteed Party’s rights to consent to certain matters as expressly provided under the Equity Financing Commitment (each, a “Permitted Claim”).  Except for the Permitted Claims, recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and its shareholders and all of their respective Affiliates against the Guarantors and any Related Person of any Guarantor in respect of any breach, loss or damage arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.  The Guaranteed Party covenants and agrees that neither it nor its shareholders shall institute, and shall cause their respective Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against the Guarantors or any Related Person of any Guarantor, except for any Permitted Claims. Notwithstanding the foregoing, if any Guarantor (x) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (y) transfers or conveys all or a substantial portion of its properties and other assets to any person such that the sum of such Guarantor’s remaining net assets plus its uncalled capital, plus available funds is less than the Maximum Guarantor Amount, then, and in each such case, the Guaranteed Party may seek recourse against such continuing or surviving entity or such Person, as the case may be, but only to the extent of the unpaid liability of such Guarantor hereunder up to the amount of the Guaranteed Obligations for which such Guarantor is liable, as determined in accordance with this Limited Guarantee.  Without limitation, such recourse may be by: (1) the enforcement of any judgment or assessment; (2) any legal or equitable proceeding; or (3) virtue of any applicable law. Other than in respect of Permitted Claims, the Guaranteed Party further covenants and agrees that:  (I) neither it nor its shareholders shall have the right to recover, and shall not recover, and neither it nor its shareholders shall institute, directly or indirectly, and shall cause their respective Affiliates not to institute, any proceeding or bring any other claim to recover, more than the Maximum Amount in the aggregate from the Guarantors or the Maximum Guarantor Amount from any Guarantor, their permitted assignees and Parent or Purchaser in respect of any liabilities or obligations of the Guarantors, Parent or Purchaser arising under or in connection with the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby; and (II) the Guaranteed Party shall promptly return all monies paid to it or its Subsidiaries or Affiliates in excess of such liabilities or obligations.  Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person, including the Guarantors, except as expressly set forth in this Limited Guarantee.  The Guaranteed Party acknowledges that the Guarantors are agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3.  This Section 3 shall survive termination of this Limited Guarantee.

4.                                      Representations and Warranties.  Each Guarantor represents and warrants, severally and not jointly, as of the date hereof that:

(a)                                 it has (and will continue to have) the requisite capacity and authority to execute and deliver this Limited Guarantee and to fulfill and perform its obligations hereunder;

(b)                                 except as would not reasonably be expected to adversely affect the ability of such Investor to perform its obligations under this letter agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner, the execution, delivery and performance of this Limited Guarantee by it (i) has been duly and validly authorized and approved by all necessary limited partnership or other entity action, and no other proceedings or other actions on the part of it (including any internal or committee approvals) are necessary therefor and (ii) will not (A) violate any law or (B) result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligations or to the loss of any benefit under, any contract to which it is a party;

(c)                                  this Limited Guarantee has been duly and validly executed by it and constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except as limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles;

(d)                                 such Guarantor has (and will continue to have until the termination of such Guarantor’s obligations under this Limited Guarantee in accordance Section 5) unfunded capital commitments, plus available funds, in an amount not less than the Maximum Guarantor Amount;

(e)                                  except as would not reasonably be expected to adversely affect the ability of such Investor to perform its obligations under this letter agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Body necessary for the due execution, delivery and performance of this Limited Guarantee by it have been obtained or made and all conditions thereof have been duly complied with; and

(f)                                   except as would not reasonably be expected to adversely affect the ability of such Investor to perform its obligations under this letter agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner, no other action by, and no notice to or filing with, any Governmental Body is required in connection with the execution, delivery and performance of this Limited Guarantee.

Each Guarantor acknowledges that the Guaranteed Party has specifically relied on the accuracy of the representations and warranties contained in this Section 4.

5.                                      Termination.  This Limited Guarantee shall terminate and the Guarantors shall have no further obligation under this Limited Guarantee as of the earliest to occur of: (a) the Closing; (b) 90 days following the termination of the Merger Agreement unless prior to such date (i) the Guaranteed Party shall have delivered a written notice with respect to any of the Guaranteed Obligations or (ii) the Guaranteed Party shall have commenced a Legal Proceeding against any Guarantor, Parent or Purchaser alleging that any such Guaranteed Obligations are due and owing, in which case this Limited Guarantee shall survive solely with respect to such obligations and shall terminate upon the final, non-appealable resolution of all such Legal Proceedings by a court of competent jurisdiction and the satisfaction by the Guarantors of any obligations finally determined or agreed to be owed by the Guarantors consistent with the terms hereof); and (c) the receipt by the Guaranteed Party of the Guaranteed Obligations.  In the event that the Guaranteed Party or any Affiliates of the Guaranteed Party asserts in any litigation relating to this Limited Guarantee that the provisions of Section 1 limiting the Guarantors’ liability to the Maximum Guarantor Amount or the provisions of Section 3 or this Section 5 are illegal, invalid or unenforceable, in whole or in part, or asserts any theory of liability against the Guarantors or any of their Related Persons with respect to the transactions contemplated by the Merger Agreement other than the Permitted Claims:  (x) the obligations of the Guarantors under this Limited Guarantee shall terminate forthwith and shall thereupon be null and void; (y) if any Guarantor has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments from the Guaranteed Party; and (z) neither the Guarantors nor any Related Person of any Guarantor shall have any liability to the Guaranteed Party or any of its Subsidiaries or shareholders or any of their respective Affiliates with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

6.                                      Continuing Guarantee.  Except to the extent terminated pursuant to the provisions of Section 5 above, this Limited Guarantee: (a) is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations; (b) is binding upon the Guarantors, their successors and assigns; and (c) shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, transferees and assigns.  All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance on this Limited Guarantee.

7.                                      Confidentiality.  This Limited Guarantee shall be treated as strictly confidential and is being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby.  This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and the Equity Financing Commitment), except with the written consent of the Guarantors. Notwithstanding the foregoing, the Guaranteed Party may disclose this Limited Guarantee and the information contained in this Limited Guarantee: (a) in connection with the enforcement of this Limited Guarantee, the Merger Agreement and the Equity Financing Commitment; and (b) to the extent necessary to comply with applicable laws, the rules of any national securities exchange and requirements with respect to any SEC filings. Notwithstanding the foregoing, this Limited Guarantee may be provided by the Guaranteed Party to its advisors, strictly for informational purposes, who have been directed to treat this Limited Guarantee as confidential, and the Guaranteed Party shall cause such advisors to so treat this Limited Guarantee as confidential and be liable for any breach of such confidentiality obligation.

8.                                      Entire Agreement.  This Limited Guarantee, together with the Merger Agreement, the Equity Financing Commitment and the Confidentiality Agreement, constitutes the entire agreement with respect to the subject matter of those documents and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Purchaser and the Guarantors or any of their Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, with respect to the subject matter hereof and thereof.

9.                                      Amendments and Waivers.  No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party or, in the case of waiver, by the party or each of the parties against whom the waiver is to be effective.  No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default under this Limited Guarantee or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.  No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof.  Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed the Guaranteed Party by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

10.                               Counterparts.  This Limited Guarantee may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.  This Limited Guarantee will become effective when duly executed by each party hereto.

11.                               Notices.  All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt, as follows:

(a)                                 by hand (in which case, it will be effective upon delivery);

(b)                                 by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c)                                  by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the next business day after being deposited with such courier service; in each case, to the address (or facsimile number) listed below (or to such other address or facsimile number as a party may designate by notice to the other parties):

If to any Guarantor, to it at:

c/o Apollo Management IX, L.P.
9 West 57th Street
43rd Floor
New York, NY 10019
Attention:	Laurie Medley, Esq.
Facsimile:	646-607-0528
Email:	lmedley@apollolp.com

with a copy to:

Morgan, Lewis & Bockius, LLP
101 Park Avenue
New York, New York 10178
Attention:	Robert G. Robison, Esq.
Andrew L. Milano, Esq.

Facsimile:	212-309-6001
Email:	robert.robison@morganlewis.com
andrew.milano@morganlewis.com

If to the Guaranteed Party, to it at:

Smart & Final Stores, Inc.
600 Citadel Drive
Commerce, CA 90040
Attention:	Rick Phegley
Leland Smith
Facsimile:	(323) 869-7862
Email:	rick.phegley@smartandfinal.com
Lee.Smith@smartandfinal.com

with a copy to:

Kirkland & Ellis LLP
2029 Century Park East, Suite 1400

Los Angeles, CA 90067
Attention: Michael A. Woronoff, P.C.; Philippa M. Bond, P.C.
Facsimile: (310) 552-5900
E-mail: michael.woronoff@kirkland.com; pippa.bond@kirkland.com and to:

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Attention: Joshua M. Zachariah, P.C.; Joseph Halloum
Facsimile: (415) 439-1500
E-mail: joshua.zachariah@kirkland.com; joseph.halloum@kirkland.com or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

12.                               Governing Law; Jurisdiction; Venue.  This Limited Guarantee shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding arising out of or relating to this Limited Guarantee, each of the Parties: irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction and venue of the Chosen Courts; (b) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9 of the Merger Agreement; and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties irrevocably waives any and all right to trial by jury in any Legal Proceeding between the Parties (whether based on contract, tort or otherwise), including any counterclaim, arising out of or relating to this Limited Guarantee or the actions of any Party in the negotiation, administration, performance and enforcement of this Limited Guarantee. Each Party: (i) makes this waiver voluntarily; and (ii) acknowledges that such Party has been induced to enter into this Limited Guarantee by, among other things, the mutual waivers contained in this Section 12.

13.                               No Assignment.  Neither the Guarantors nor the Guaranteed Party may assign its rights, interests or obligations under this Limited Guarantee to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by the Guarantors) or the Guarantors (in the case of an assignment by the Guaranteed Party).  Notwithstanding the foregoing, if a portion of any Guarantor’s commitment under the Equity Financing Commitment is assigned in accordance with the terms thereof, then a corresponding portion of such Guarantor’s Obligations under this Limited Guarantee may be assigned to the same assignee but only upon condition that such Guarantor shall remain liable to perform all of its obligations under this Limited Guarantee.

14.                               No Third Party Beneficiaries.  This Limited Guarantee is not intended to, and does not, confer upon any Person other than the Persons who are signatories any rights or remedies hereunder, except that each Related Person of any Guarantor shall be considered a third party beneficiary of the provisions of Section 3 above.

15.                               Severability.  Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If any term or provision of this Limited Guarantee is invalid or unenforceable in any situation in any jurisdiction a suitable and equitable provision shall be substituted for the invalid or unenforceable provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.  Notwithstanding anything to the contrary, this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by each Guarantor hereunder to the Maximum Guarantor Amount provided in Sections 1, 3 and 5 of this Limited Guarantee.  No party hereto shall assert, and each party shall cause its respective Affiliates and Related Persons not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

16.                               Subrogation. The Guarantors will not exercise against Parent, Purchaser, Red Holdings or Green Holdings any rights of subrogation, contribution, exoneration, reimbursement or indemnification, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by any of them pursuant to the provisions of Section 1 unless and until the Guaranteed Obligations have been indefeasibly paid in full.

17.                               Headings.  The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

GUARANTOR:

APOLLO INVESTMENT FUND IX, L.P.

By:	Apollo Advisors IX, L.P., its general partner

By: Apollo Capital Management IX, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) IX, L.P.

By:	Apollo Advisors IX, L.P., its general partner

By: Apollo Capital Management IX, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Signature Page to Apollo Limited Guarantee

APOLLO OVERSEAS PARTNERS (DELAWARE) IX, L.P.

By:	Apollo Advisors IX, L.P., its general partner

By: Apollo Capital Management IX, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS IX, L.P.

By:	Apollo Advisors IX, L.P., its general partner

By: Apollo Capital Management IX, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

Signature Page to Apollo Limited Guarantee

APOLLO OVERSEAS PARTNERS (LUX) IX, SCSP

By: Apollo Overseas Partners (Lux) IX GP, S.A R.L, its general partner

By:	/s/ Katherine G. Newman
Name: Katherine G. Newman
Title: Class A Manager

By:	/s/ Fabien E. Morelli
Name: Fabien E. Morelli
Title: Class B Manager

Signature Page to Apollo Limited Guarantee

GUARANTEED PARTY:

SMART & FINAL STORES, INC.

By:	/s/ David G. Hirz
Name: David G. Hirz
Title: President and Chief Executive Officer

Signature Page to Apollo Limited Guarantee

EXHIBIT A

Maximum Guarantor Amount

Investor	Maximum Guarantor Amount	% of Maximum Amount
Apollo Investment Fund IX, L.P.	$14,121,250.00	43.45%
Apollo Overseas Partners (Delaware 892) IX, L.P.	$8,177,000.00	25.16%
Apollo Overseas Partners (Delaware) IX, L.P.	$2,840,500.00	8.74%
Apollo Overseas Partners (Lux) IX, SCSp	$2,034,500.00	6.26%
Apollo Overseas Partners IX, L.P.	$5,326,750.00	16.39%